Exhibit 23
CONSENT OF INDEPDENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Plan Administrator
Unisys Corporation Savings Plan:
We consent to the incorporation by reference in the registration statement (No. 333-192040) on Form S-8 of Unisys Corporation of our report dated June 29, 2020, with respect to the statements of net assets available for benefits of the Unisys Corporation Savings Plan as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the "financial statements"), and the supplemental schedule of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 annual report for Form 11-K of the Unisys Corporation Savings Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2020